SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of October 2005
KOREA ELECTRIC POWER CORPORATION
(Translation of registrant’s name into English)
167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

     This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

     Reference is made to the current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on August 31, 2005, which discloses the intention of Korea Electric Power Corporation (“KEPCO”) to participate in an equity ownership of a consortium to be formed by KEPCO, Korea National Oil Corporation and Daewoo Shipbuilding & Marine Engineering for the purpose of exploring, developing and operating oil projects in the Federal Republic of Nigeria (the “Consortium”).
     On October 26, 2005, the Board of Directors of KEPCO resolved to acquire a 15% equity ownership in the Consortium. Pursuant to this board resolution, KEPCO expects to invest approximately US$94.5 million during the next 5 years for the exploration of two oil prospects with estimated total oil deposit of approximately 1 billion barrels.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Lee, Hi-Taek
Name:	Lee, Hi-Taek
Title : Chief Financial Officer

Date: October 28, 2005